CORRESPONDENCE


                                                                 James Vandeberg
                                                          jvandeberg@ottolaw.com
                                                                    206-262-9545



                                          February 27, 2006


VIA OVERNIGHT DELIVERY and EDGAR
--------------------------------

Charito A. Mittelman, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 4561

Re:      ASAP Show, Inc. (the "Company")
         Amendment 3 to Registration Statement on Form 10-SB and Amendment 1 to Form 10-QSB, both filed February 14, 2006
         File Number 0-51554

Dear Ms. Mittelman:

     This is in response to the staff's comment letter of February 24, 2006 regarding Amendment 3 to the Registration Statement on Form 10-SB and Amendment 1 to the Form 10- QSB for the period ended November 30, 2005, both filed on behalf of ASAP Show, Inc. (the "Company") on February 14, 2006. Enclosed please find one copy of (i) Amendment 2 to the Form 10-QSB for the quarter ended November 30, 2005 filed on EDGAR on February 27, 2006 and (ii) two copies of the marked version of such Form 10-QSB.

     The response set forth below refers to the marked version of Amendment 2 to the Form 10-QSB filed herewith.

Form 10-QSB for the period ended November 30, 2005, Amendment No. 1
-------------------------------------------------------------------

     1. Please file an updated Exchange Act Rule 13a-14 certification for your Form 10-QSB amendment filed 2/14/06.

          RESPONSE:

          Comment complied with. Please see Exhibits 31.1 and 32.1 of Amendment 2 to the Form 10-QSB.

          Please contact the undersigned with any further comments or confirm that the Staff will not have any further comments on either the Form 10-SB of the Form 10-QSB. Thank you.


                                                        Sincerely,

                                                        The Otto Law Group, PLLC


                                                        /s/ James Vandeberg
                                                        ---------------------
                                                        James Vandeberg